October 28, 2005

Via Edgarlink and Federal Express

Division of Corporation Finance
Mail Stop 0305
Securities and Exchange Commission
Washington, DC 20549
Attention:        Ms. Effie Simpson
                  Mr. Bob Benton



Re:      National RV Holdings, Inc.
         Form 8-K filed on October 20, 2005
         File No. 1-12085


Dear Ladies and Gentlemen:

On behalf of National R.V. Holdings, Inc. (the "Company"), we are hereby submitting this letter in response to your letter dated October 25, 2005 (the "Staff Letter"), regarding the above-captioned filing. The comments contained in the Staff Letter are reproduced in bold and italics below and the response to each comment follows.

Changes in Registrant's Certifying Accountants

1. Please file an amended Form 8-K upon the completion by PwC of services relating to the filing by the Company of its Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005.

The Company filed an amended Form 8-K on October 26, 2005 disclosing that PwC's dismissal became effective as of such date upon the completion by PwC of its services relating to the filing of the Company's Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005.

Exhibit 16

2. Please file a current letter from your former accountant, indicating whether or not they agree with your disclosures in the amended Form 8-K.

The amended Form 8-K filed on October 26, 2005 contained as an exhibit a letter from PwC indicating whether they agreed with the disclosures in the amended Form 8-K.

Other

3. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they are made.

In connection with the foregoing, the Company acknowledged and confirms for the Staff the following:

     (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

     (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our responses, please feel free to contact the undersigned or our outside counsel, Stephen Davis or Peter DiIorio of Heller Ehrman at 212-832-8300.

Sincerely,


/s/ BRADLEY C. ALBRECHTSEN
Bradley C. Albrechtsen
Chief Executive Officer and President